ATTACHMENT D

                               SALOMON BROTHERS

December 10, 1996

Orion Network Systems, Inc.
2440 Research Boulevard
Suite 400
Rockville, MD 20850

Dear Sirs:

   You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to Orion Network Systems, Inc. ("Orion"), of the consideration to be paid by Orion in connection with the Exchange (as defined below). Pursuant to a Section 351 Exchange Agreement and Plan of Conversion (the "Exchange Agreement") with Orion Satellite Corporation, a Delaware corporation that is a wholly owned subsidiary of Orion ("OrionSat") and the sole general partner of International Private Satellite Partners, L.P., a Delaware limited partnership ("Orion Atlantic"), and each of the existing limited partners of Orion Atlantic other than Orion (the "Exchanging Partners"), Orion has agreed, among other things, to have Orion Newco Services, Inc., a newly formed Delaware corporation with a certificate of incorporation, bylaws, capital structure (before the issuance of the Newco Preferred Stock defined below) and management substantially identical in all material respects to those of Orion ("Orion
Newco"), issue 121,988 shares of Orion Newco's Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Newco Preferred Stock") in exchange for the Exchanging Partners' limited partnership interests in Orion Atlantic and other rights relating thereto (the "Exchange"). The Exchange is intended to qualify as tax-free under Section 351 of the Internal Revenue Code of 1986, as amended. As a result of the Exchange, Orion Newco will become the owner of all the partnership interests in Orion Atlantic (through Orion Newco and Orion as limited partners and OrionSat as the sole general partner of Orion Atlantic). In addition, Orion Newco will acquire certain rights currently held by the Exchanging Partners, including rights to receive repayment of various advances (aggregating approximately $37.6 million at September 30, 1996) made to Orion Atlantic. The 121,988 shares of Newco Preferred Stock expected to be issued in the Exchange will be convertible into approximately 6.9971 million (assuming a closing of the Exchange as of January 30, 1997; the number of shares will increase if the closing occurs after that date) shares of common stock, par value $.01 per share, of Orion Newco ("Orion Newco Common Stock").

   We understand that concurrently with, and as a condition to, the consummation of the Exchange, (i) Orion Newco intends to consummate financings (the "Financings") consisting of (a) notes and warrants with expected net proceeds of approximately $250 million to refinance the indebtedness of Orion Atlantic outstanding under the existing Credit Agreement dated December 6, 1991 among Orion Atlantic, the banks named therein and Chase Manhattan Bank (National Association), as agent (the "Orion 1 Credit Facility"), and to release Orion's and the Exchanging Limited Partners' (including their respective affiliates) existing commitments and guarantees supporting the Orion 1 Credit Facility, (b)
the  issuance  and  sale  of  approximately   $50  million  of  Orion  Newco's
convertible subordinated debentures to British Aerospace Public Limited Company, an affiliate of one of the Exchanging Partners and (c) the execution by Orion or one of its affiliates of an amendment to the satellite procurement contract with Matra Marconi Space U.K. Limited for the Orion 2 satellite, which was entered into in July 1996 and is expected to include an agreement by the manufacturer to commence construction of the Orion 2 satellite based upon a $40 million initial payment, and (ii) a wholly-owned subsidiary of Orion Newco will be merged with and into Orion in a tax-free reorganization (the "Merger"). We have not been asked to express an opinion, and we do not express any opinion, with regard to the Financings or the Merger.

   In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Orion, as well as certain other information, including financial projections, provided to us by Orion. We have discussed the past and current operations and financial condition and prospects

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of Orion and Orion Atlantic with members of the respective  senior management of such entities. We have also considered such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria which we deemed relevant.

   We have assumed and relied on the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information or for any independent evaluation or appraisal of the assets of Orion or Orion
Atlantic.   With  respect  to  Orion's   and  Orion   Atlantic's   financial
projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Orion's and Orion Atlantic's management, as the case may be, as to the future financial performance of such entity, and while we express no opinion with respect to such forecasts or the assumptions on which they are based, we have relied on management's assumption that the Financings will occur concurrently with the Exchange.

   Our opinion is necessarily based upon business, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter and does not address Orion's underlying business decision to effect the Exchange or constitute a recommendation to any holder of Orion common stock as to how such holder should vote with respect to the Merger or the Exchange. Our opinion as expressed below does not imply any conclusion as to the likely trading range for the Orion Newco Common Stock following the consummation of the Exchange, which may vary depending on, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

   We have acted as financial advisor to the Board of Directors of Orion in connection with the Exchange and will receive a fee for our services, part of which was paid upon execution by Orion of the engagement agreement with respect to the Exchange, part of which is payable upon the initial submission of this opinion and the remainder of which is payable upon consummation of the Financings. In the ordinary course of our business, we actively trade the securities of Orion for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the consideration to be paid in the Exchange is fair, from a financial point of view, to Orion.

Very truly yours,

SALOMON BROTHERS INC

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